December 28, 2021

TO:

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Washington, D.C. 20549

FROM:

Peter H. Koch

Chief Executive Officer

ReoStar Energy Corp.

87 N. Raymond Ave.

Suite 200

Pasadena, California 91103

Re: ReoStar Energy Corp.

Amendment No. 2 to Offering Statement on Form 1-A Filed December 14, 2021

File No. 024-11669

Response to Comments:

Comment:

Amendment No. 2 to Offering Statement on Form 1-A

Exhibits

1.	We refer you to prior comments 2 and 3 and reissue both comments in part. Please file as an exhibit the auditor’s consent with a current date. The version re-filed as exhibit 11 continues to reflect that it was signed in September. Also, we note that the subscription agreement filed as exhibit 4 continues to indicate that the offering price is $0.05 per share, which was the prior price per share. Please revise.

Response:

We are not sure why our EDGAR filing Agent did not file the updated Auditor Consent we obtained dated November 23, 2021, but our Auditor provided us an even more current Consent dated December 28, 2021, which has also been uploaded as a new Exhibit 11.

We have amended the Subscription Agreement, so it accurately reflects the new pricing of $0.10, and it has been refiled as Exhibit 4.

The Company feels it has successfully complied with all current Comments.

Sincerely,

_/s/ Peter H. Koch

Peter H. Koch

Chief Executive Officer